RECEIVED

2007 NOV 27 A 10:39

[redacted]

07028200

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

November 14, 2007

Exemption No : 82-35008

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Mr. Dudek

Sub : **Disclosures made to Indian Stock Exchanges**

We refer to your letter granting exemption under Rule 12g3-2(b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters to the Stock Exchanges in India as per requirements under the Listing Agreement executed with them.

Sr.No.	**Particulars**
1.	Letters dated November 14, 2007 furnishing the Limited Review Report on the financial results of the company for the quarter ended September 30, 2007.

Copies of the above letters are enclosed herewith for information and records.

For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

Copy to: Yusuf Safdari
Greenberg Traurig, LLP
1900 University Avenue, 5th Floor
East Palo Alto, CA 94303

PROCESSED
NOV 30 2007
THOMSON
FINANCIAL

11/27

LIMITED REVIEW REPORT

TO THE BOARD OF DIRECTORS OF RELIANCE ENERGY LIMITED

1. We have reviewed the accompanying statement of 'Un-audited financial results for the quarter ended September 30, 2007 and the year to date results for the period April 1, 2007 to September 30, 2007 (the 'Statement') in which are incorporated the results for the quarter ended September 30, 2007 ('interim financial information') of Reliance Energy Limited prepared by the Company pursuant to Clause 41 of the Listing Agreement with the Stock Exchanges in India, which has been initialled by us for identification purposes. This Statement is the responsibility of the Company's management and has been approved by the Board of Directors. Our responsibility is to issue a report on the Statement based on our review.

2. We conducted our review in accordance with the Auditing and Assurance Standard (AAS) 33, 'Engagements to Review Financial Statements' issued by the Institute of Chartered Accountants of India. This Standard requires that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement.

3. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of company personnel responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. We have not performed an audit and accordingly, we do not express an audit opinion.

4. Based on our review conducted as above, nothing has come to our attention that causes us to believe that the Statement prepared, fairly in all material respects, in accordance with Accounting Standards and other recognized accounting practices and policies, has not disclosed the information required to be disclosed in terms of Clause 41 of the Listing Agreement including the manner in which it is to be disclosed, or that it contains any material misstatement.

Partha Ghosh
Partner
Membership No. 55913
For and on behalf of
Price Waterhouse
Chartered Accountants

Date: October 17, 2007
Place: Mumbai

C. D. Lala
Partner
Membership No. 35671
For and on behalf of
Chaturvedi & Shah
Chartered Accountants

Date: October 17, 2007
Place: Mumbai

RELIANCE ENERGY LIMITED

Registered Office: Reliance Energy Centre, Santa Cruz (East), Mumbai 400 055.

Website:www.rel.co.in

unaudited financial results for quarter ended September 30, 2007

(Rs. in crore)

Sr. No.	Particulars	Quarter ended		Half Year ended		Year ended
		30-09-2007	30-09-2006	30-09-2007	30-09-2006	31-03-2007 Audited
1	Net Sales of Electrical Energy	1,259.45	898.92	2,544.85	1,810.50	3,610.95
2	Income from EPC and Contracts	282.28	502.71	620.89	739.98	2,082.00
3	Other Income (See Note No 3)	258.19	182.07	546.98	349.38	882.30
		1,799.92	1,583.70	3,712.72	2,899.86	6,575.25
4	Total Expenditure					
	(a) Cost of Electrical Energy purchased	649.22	334.38	1,320.32	648.09	1,532.43
	(b) Cost of Fuel	199.09	214.86	471.33	449.19	921.27
	(c) Tax on Electricity	33.70	31.50	69.00	62.94	124.62
	(d) Cost of Materials and Sub-contract Charges (EPC and Contracts)	222.16	409.71	513.83	630.93	1,840.62
	(e) Staff Cost	104.38	74.91	204.01	143.46	313.53
	(f) Other Expenses and Provisions (See Note No 3)	151.88	134.73	297.22	307.11	480.03
	(g) Depreciation (See Note No 2)	55.58	63.54	113.71	125.43	240.06
5	Interest and Finance Charges	85.43	67.05	154.72	112.98	250.32
6	Profit before Tax	298.48	223.02	568.58	419.73	872.37
7	Provision for Taxation :					
	Current Tax	33.70	33.90	64.00	59.40	90.15
	Deferred Tax	17.00	1.38	33.88	(4.77)	27.15
	Fringe Benefit Tax	1.50	1.35	2.85	2.10	4.77
	Tax adjustment for earlier years	(3.80)	-	(3.80)	-	(51.15)
8	Profit after Tax	250.08	186.39	471.65	363.00	801.45
9	Paid up Equity Share Capital	228.57	213.17	228.57	213.17	228.57
	(Face Value Rs. 10/- per Share)					
10	Reserves including Statutory Reserves excluding Revaluation Reserves					8,412.73
11	Earnings per share (On Net Profit)(* not annualised)					
	- Basic (Rs.)	10.94 *	8.76 *	20.64 *	17.05*	37.20
	- Diluted (Rs.)	10.67 *	8.50 *	20.06 *	16.60*	36.27
12	Aggregate of Public Share Holding -					
	No of Shares	146,501,662	149,219,586	146,501,662	149,219,586	149,803,562
	- Percentage of Share holding	64.11	70.01	64.11	70.01	65.55

CHATURVEDI & SHAH
MUMBAI
CHARTERED ACCOUNTANTS

For Identification
Price Waterhouse

RELIANCE Energy

Anil Dhirubhai Ambani Group

RELIANCE ENERGY LIMITED

Registered Office: Reliance Energy Centre, Santa Cruz (East), Mumbai 400 055.

Website www.rel.co.in

segment-wise revenue, results and capital employed

(Rs. in crore)

Particulars	Quarter ended		Half Year ended		Year ended
	30-09-2007	30-09-2006	30-09-2007	30-09-2006	31-03-2007 Audited
1 Segment Revenue					
Electrical Energy	1,275.99	915.98	2,574.58	1,850.02	3,741.79
- EPC and Contracts	287.09	503.00	626.86	745.18	2,094.56
- Others	-	0.10	0.02	0.27	0.27
	1,563.08	1,419.08	3,201.46	2,595.47	5,836.62
Less : Inter Segment Revenue	-	-	-	0.30	0.30
Net Sales / Income from operations	1,563.08	1,419.08	3,201.46	2,595.17	5,836.32
- Unallocated Income	236.84	164.62	511.26	304.69	738.93
Total Sales / Income	1,799.92	1,583.70	3,712.72	2,899.86	6,575.25
2 Segment Results					
Profit before Tax and Interest from each segment :					
- Electrical Energy	151.72	104.05	240.61	237.01	323.49
- EPC and Contracts	33.48	23.31	50.72	38.44	122.62
- Others	(0.02)	(0.02)	(0.08)	(0.03)	0.01
Total	185.18	127.34	291.25	275.42	446.12
- Interest and Finance Expense	(85.43)	(67.05)	(154.72)	(112.98)	(250.32)
- Interest Income	121.86	152.25	267.43	300.36	599.98
- Other un-allocable Income net of expenditure	73.87	10.48	164.62	(43.07)	76.59
Profit before Tax	295.48	223.02	568.58	419.73	872.37
3 Capital Employed					
(Segment Assets - Segment Liabilities)					
- Electrical Energy	3,179.93	3,074.63	3,179.93	3,074.63	2,842.36
- EPC and Contracts	502.11	348.57	502.11	348.57	422.32
- Others	1.73	2.00	1.73	2.00	1.81
- Unallocated Corporate Assets (net)	6,112.59	4,838.86	6,112.59	4,838.86	6,075.41
Total	9,796.36	8,264.06	9,796.36	8,264.06	9,341.90

CHATURVEDI & SHAH * CHARTERED ACCOUNTANTS * MUMBAI

For Identification
Price Waterhouse

year ended March 31, 2005 based on the Maharashtra Electricity Regulatory Commission (MERC) Order dated May 31, 2004. Pending final determination of the matter by Hon'ble Supreme Court, the Company has not accounted for the reduction of Rs. 15.60 crore in standby charges liability from Rs. 515.60 crore determined by MERC as well as interest amount payable by The Tata Power Company Limited (TPC) to the Company (@ 10% p.a. commencing from April 1, 2004 till the date of payment) as per Appellate Tribunal for Electricity Order dated December 20, 2006. As per the Supreme Court interim order dated February 7, 2007, TPC has furnished a bank guarantee for Rs. 227 crore and also deposited Rs. 227 crore with the Court which the Company has withdrawn and accounted as other liabilities pending final adjustment.

2. The Company had revalued its Plant and Machinery located at Dahanu during the financial year 2003-04 and the depreciation figures shown in the unaudited financial results are net of effect of revaluation since the corresponding amount is withdrawn from the Revaluation Reserve which does not have impact on profit for the quarter.

3. The Company has changed the accounting policy with effect from April 1, 2007, whereby the foreign exchange derivative instruments are revalued at fair values at reporting period end and any profit or loss arising on the revaluation is recognized in the Profit and Loss Account. Accordingly, an amount of Rs. 33.06 crore is charged for the half year and an amount of Rs. 49.61 crore is credited for the quarter ended September 30, 2007 to the Profit and Loss Account on revaluation of foreign exchange derivative instruments due to the change in the accounting policy.

4. Tax Liability has been provided on the basis of Minimum Alternate Tax calculations.

5. Reliance Power Limited, an associate company in which the Company holds 50% of equity capital, has filed a Draft Red Herring Prospectus with the Securities and Exchange Board of India on October 3, 2007 for its proposed Initial Public Offering of 130,00,00,000 equity shares of Rs. 2 each for cash at a premium to be decided through the book building process.

6. There was no exceptional/ extraordinary item during the quarter/ half year ended September 30, 2007.

7. Information on investor complaints pursuant to Clause 41 of the listing agreement for the quarter ended September 30, 2007: opening: Nil: additions: 214 disposals: 214 closing: Nil

8. The above results for the quarter ended September 30, 2007, have been subjected to a "Limited Review" by the auditors of the Company, as per the listing agreement entered into with the stock exchanges in India.

9. After review by the Audit Committee, the Board of Directors of the Company have approved the results at their meeting held on October 17, 2007.

10. Figures of the previous year / period have been regrouped / reclassified wherever considered necessary.

For and on behalf of the Board of Directors

Anil D. Ambani
Chairman

Place: Mumbai
Date: October 17, 2007

For Identification
Price Waterhouse

CHATURVEDI & SHAH
MUMBAI
CHARTERED ACCOUNTANTS

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

November 14, 2007

The Manager
Dept. of Corporate Services
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Fax : 2272 2037/39/41/3121/3719
BSE Scrip Code : 500390

Dear Sirs,

Sub: **Limited Review Report for the quarter ended September 30, 2007**

Pursuant to Clause 41 of the Listing Agreement, we enclose a copy of the Limited Review Report for the quarter ended September 30, 2007, duly certified by the Auditors of the Company.

Kindly acknowledge receipt.

Yours faithfully
For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

Encl :

LIMITED REVIEW REPORT

TO THE BOARD OF DIRECTORS OF RELIANCE ENERGY LIMITED

1. We have reviewed the accompanying statement of 'Un-audited financial results for the quarter ended September 30, 2007 and the year to date results for the period April 1, 2007 to September 30, 2007 (the 'Statement') in which are incorporated the results for the quarter ended September 30, 2007 ('interim financial information') of Reliance Energy Limited prepared by the Company pursuant to Clause 41 of the Listing Agreement with the Stock Exchanges in India, which has been initialled by us for identification purposes. This Statement is the responsibility of the Company's management and has been approved by the Board of Directors. Our responsibility is to issue a report on the Statement based on our review.

2. We conducted our review in accordance with the Auditing and Assurance Standard (AAS) 33, "Engagements to Review Financial Statements" issued by the Institute of Chartered Accountants of India. This Standard requires that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement.

3. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of company personnel responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. We have not performed an audit and accordingly, we do not express an audit opinion.

4. Based on our review conducted as above, nothing has come to our attention that causes us to believe that the Statement prepared, fairly in all material respects, in accordance with Accounting Standards and other recognized accounting practices and policies, has not disclosed the information required to be disclosed in terms of Clause 41 of the Listing Agreement including the manner in which it is to be disclosed, or that it contains any material misstatement.

Partha Ghosh
Partner
Membership No. 55913
For and on behalf of
Price Waterhouse
Chartered Accountants

Date: October 17, 2007
Place: Mumbai

C. D. Lala
Partner
Membership No. 35671
For and on behalf of
Chaturvedi & Shah
Chartered Accountants

Date: October 17, 2007
Place: Mumbai

RELIANCE ENERGY LIMITED

Registered Office: Reliance Energy Centre, Santa Cruz (East), Mumbai 400 055.

Website:www.rel.co.in

unaudited financial results for quarter ended September 30, 2007

(Rs. in crore)

Sr. No.	Particulars	Quarter ended		Half Year ended		Year ended
		30-09-2007	30-09-2006	30-09-2007	30-09-2006	31-03-2007 Audited
1	Net Sales of Electrical Energy	1,259.45	898.92	2,544.85	1,810.50	3,610.95
2	Income from EPC and Contracts	282.28	502.71	620.89	739.98	2,082.00
3	Other Income (See Note No 3)	258.19	182.07	546.98	349.38	882.30
		1,799.92	1,583.70	3,712.72	2,899.86	6,575.25
4	Total Expenditure					
	(a) Cost of Electrical Energy purchased	649.22	334.38	1,320.32	648.09	1,532.43
	(b) Cost of Fuel	199.09	214.86	471.33	449.19	921.27
	(c) Tax on Electricity	33.70	31.50	69.00	62.94	124.62
	(d) Cost of Materials and Sub-contract Charges (EPC and Contracts)	227.16	4[illegible]9.71	513.83	630.93	1,840.62
	(e) Staff Cost	104.38	74.91	204.01	143.46	313.53
	(f) Other Expenses and Provisions (See Note No 3)	151.88	134.73	297.22	307.11	480.03
	(g) Depreciation (See Note No 2)	55.58	63.54	113.71	125.43	240.06
5	Interest and Finance Charges	85.43	67.05	154.72	112.98	250.32
6	Profit before Tax	298.48	223.02	568.58	419.73	872.37
7	Provision for Taxation :					
	Current Tax	33.70	33.90	64.00	59.40	90.15
	Deferred Tax	17.00	1.38	33.88	(4.77)	27.15
	Fringe Benefit Tax	1.50	1.35	2.85	2.10	4.77
	Tax adjustment for earlier years	(3.80)	-	(3.80)	-	(51.15)
8	Profit after Tax	250.08	186.39	471.65	363.00	801.45
9	Paid up Equity Share Capital (Face Value Rs. 10/- per Share)	228.57	213.17	228.57	213.17	228.57
10	Reserves including Statutory Reserves excluding Revaluation Reserves					8,412.73
11	Earnings per share (On Net Profit)(* not annualised)					
	Basic (Rs.)	10.94 *	8.76 *	20.64 *	17.05*	37.20
	- Diluted (Rs.)	10.67 *	8.50 *	20.06 *	16.60*	36.27
12	Aggregate of Public Share holding -					
	No of Shares	146,501,662	149,219,586	146,501,662	149,219,586	149,803,562
	- Percentage of Share holding	64.11	70.01	64.11	70.01	65.55

CHATURVEDI & SHAH MUMBAI CHARTERED ACCOUNTANTS

For Identification
Price Waterhouse

RELIANCE Energy

Anil Dhirubhai Ambani Group

RELIANCE ENERGY LIMITED

Registered Office: Reliance Energy Centre, Santa Cruz (East), Mumbai 400 055.

Website:www.rel.co.in

segment-wise revenue, results and capital employed

(Rs. in crore)

Particulars	Quarter ended		Half Year ended		Year ended
	30-09-2007	30-09-2006	30-09-2007	30-09-2006	31-03-2007 Audited
1 Segment Revenue					
Electrical Energy	1,275.99	915.98	2,574.58	1,850.02	3,741.79
- EPC and Contracts	287.09	503.00	626.86	745.18	2,094.56
- Others	-	0.10	0.02	0.27	0.27
	1,563.08	1,419.08	3,201.46	2,595.47	5,836.62
Less . Inter Segment Revenue	-	-	-	0.30	0.30
Net Sales / Income from operations	1,563.08	1,419.08	3,201.46	2,595.17	5,836.32
- Unallocated Income	236.84	164.62	511.26	304.69	738.93
Total Sales / Income	1,799.92	1,583.70	3,712.72	2,899.86	6,575.25
2 Segment Results					
Profit before Tax and Interest from each segment :					
- Electrical Energy	151.72	104.05	240.61	237.01	323.49
- EPC and Contracts	33.48	23.31	50.72	38.44	122.62
- Others	(0.02)	(0.02)	(0.08)	(0.03)	0.01
Total	185.18	127.34	291.25	275.42	446.12
- Interest and Finance Expense	(85.43)	(67.05)	(154.72)	(112.98)	(250.32)
- Interest Income	121.86	152.25	267.43	300.36	599.98
- Other un-allocable Income net of expenditure	73.87	10.48	164.62	(43.07)	76.59
Profit before Tax	298.48	223.02	568.58	419.73	872.37
3 Capital Employed					
(Segment Assets - Segment Liabilities)					
- Electrical Energy	3,179.93	3,074.63	3,179.93	3,074.63	2,842.36
- EPC and Contracts	502.11	348.57	502.11	348.57	422.32
Others	1.73	2.00	1.73	2.00	1.81
- Unallocated Corporate Assets (net)	6,112.59	4,838.86	6,112.59	4,838.86	6,075.41
Total	9,796.36	8,264.06	9,796.36	8,264.06	9,341.90

CHATURVEDI & SHAH MUMBAI CHARTERED ACCOUNTANTS

For Identification
Price Waterhouse

1. In the matter of Standby Charges, the Company had accounted [illegible] year ended March 31, 2005 based on the Maharashtra Electricity Regulatory Commission (MERC) Order dated May 31, 2004. Pending final determination of the matter by Hon'ble Supreme Court, the Company has not accounted for the reduction of Rs. 15.60 crore in standby charges liability from Rs. 515.60 crore determined by MERC as well as interest amount payable by The Tata Power Company Limited (TPC) to the Company (@ 10% p.a. commencing from April 1, 2004 till the date of payment) as per Appellate Tribunal for Electricity Order dated December 20, 2006. As per the Supreme Court interim order dated February 7, 2007, TPC has furnished a bank guarantee for Rs. 227 crore and also deposited Rs. 227 crore with the Court which the Company has withdrawn and accounted as other liabilities pending final adjustment.

2. The Company had revalued its Plant and Machinery located at Dahanu during the financial year 2003-04 and the depreciation figures shown in the unaudited financial results are net of effect of revaluation since the corresponding amount is withdrawn from the Revaluation Reserve which does not have impact on profit for the quarter.

3. The Company has changed the accounting policy with effect from April 1, 2007, whereby the foreign exchange derivative instruments are revalued at fair values at reporting period end and any profit or loss arising on the revaluation is recognized in the Profit and Loss Account. Accordingly, an amount of Rs. 33.06 crore is charged for the half year and an amount of Rs. 49.61 crore is credited for the quarter ended September 30, 2007 to the Profit and Loss Account on revaluation of foreign exchange derivative instruments due to the change in the accounting policy.

4. Tax Liability has been provided on the basis of Minimum Alternate Tax calculations.

5. Reliance Power Limited, an associate company in which the Company holds 50% of equity capital, has filed a Draft Red Herring Prospectus with the Securities and Exchange Board of India on October 3, 2007 for its proposed Initial Public Offering of 130,00,00,000 equity shares of Rs. 2 each for cash at a premium to be decided through the book building process.

6. There was no exceptional/ extraordinary item during the quarter/ half year ended September 30, 2007.

7. Information on investor complaints pursuant to Clause 41 of the listing agreement for the quarter ended September 30, 2007: opening: Nil: additions: 214 disposals: 214 closing: Nil

8. The above results for the quarter ended September 30, 2007, have been subjected to a "Limited Review" by the auditors of the Company, as per the listing agreement entered into with the stock exchanges in India.

9. After review by the Audit Committee, the Board of Directors of the Company have approved the results at their meeting held on October 17, 2007.

10. Figures of the previous year / period have been regrouped / reclassified wherever considered necessary.

For and on behalf of the Board of Directors

Anil D. Ambani
Chairman

Place: Mumbai
Date: October 17, 2007

For Identification
Price Waterhouse



RVEDI & SHAH
MUMBAI

Anil Dhirubhai Ambani Group

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

November 14, 2007

The Asst Vice President
Listing Department
National Stock Exchange of India Ltd
Exchange Plaza, C-1, Block G
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051
Fax : 2659 8237/38
NSE Symbol : REL

Dear Sirs,

Sub: **Limited Review Report for the quarter ended September 30, 2007**

Pursuant to Clause 41 of the Listing Agreement, we enclose a copy of the Limited Review Report for the quarter ended September 30, 2007, duly certified by the Auditors of the Company.

Kindly acknowledge receipt.

Yours faithfully
For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

Encl :

LIMITED REVIEW REPORT

TO THE BOARD OF DIRECTORS OF RELIANCE ENERGY LIMITED

1. We have reviewed the accompanying statement of 'Un-audited financial results for the quarter ended September 30, 2007 and the year to date results for the period April 1, 2007 to September 30, 2007 (the 'Statement') in which are incorporated the results for the quarter ended September 30, 2007 ('interim financial information') of Reliance Energy Limited prepared by the Company pursuant to Clause 41 of the Listing Agreement with the Stock Exchanges in India, which has been initialled by us for identification purposes. This Statement is the responsibility of the Company's management and has been approved by the Board of Directors. Our responsibility is to issue a report on the Statement based on our review.

2. We conducted our review in accordance with the Auditing and Assurance Standard (AAS) 33, 'Engagements to Review Financial Statements' issued by the Institute of Chartered Accountants of India. This Standard requires that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement.

3. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of company personnel responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. We have not performed an audit and accordingly, we do not express an audit opinion.

4. Based on our review conducted as above, nothing has come to our attention that causes us to believe that the Statement prepared, fairly in all material respects, in accordance with Accounting Standards and other recognized accounting practices and policies, has not disclosed the information required to be disclosed in terms of Clause 41 of the Listing Agreement including the manner in which it is to be disclosed, or that it contains any material misstatement.

Partha Ghosh	**C. D. Lala**
Partner	Partner
Membership No. 55913	Membership No. 35671
For and on behalf of	For and on behalf of
Price Waterhouse	**Chaturvedi & Shah**
Chartered Accountants	Chartered Accountants
Date: October 17, 2007	Date: October 17, 2007
Place: Mumbai	Place: Mumbai

RELIANCE ENERGY LIMITED

Registered Office: Reliance Energy Centre, Santa Cruz (East), Mumbai 400 055.

Website:www.rel.co.in

unaudited financial results for quarter ended September 30, 2007

(Rs. in crore)

Sr. No.	Particulars	Quarter ended		Half Year ended		Year ended
		30-09-2007	30-09-2006	30-09-2007	30-09-2006	31-03-2007 Audited
1	Net Sales of Electrical Energy	1,259.45	898.92	2,544.85	1,810.50	3,610.95
2	Income from EPC and Contracts	282.28	502.71	620.89	739.98	2,082.00
3	Other Income - See Note No 3	258.19	182.07	546.98	349.38	882.30
		1,799.92	1,583.70	3,712.72	2,899.86	6,575.25
4	Total Expenditure					
	(a) Cost of Electrical Energy purchased	649.22	334.38	1,320.32	648.09	1,532.43
	(b) Cost of Fuel	199.09	214.86	471.33	449.19	921.27
	(c) Tax on Electricity	33.70	31.50	69.00	62.94	124.62
	(d) Cost of Materials and Sub-contract Charges (EPC and Contracts)	222.16	409.71	513.83	630.93	1,840.62
	(e) Staff Cost	104.38	74.91	204.01	143.46	313.53
	(f) Other Expenses and Provisions (See Note No 3)	151.88	134.73	297.22	307.11	480.03
	(g) Depreciation (See Note No 2)	55.58	63.54	113.71	125.43	240.06
5	Interest and Finance Charges	85.43	67.05	154.72	112.98	250.32
6	Profit before Tax	298.48	223.02	568.58	419.73	872.37
7	Provision for Taxation -					
	Current Tax	33.70	33.90	64.00	59.40	90.15
	Deferred Tax	17.00	1.38	33.88	(4.77)	27.15
	Fringe Benefit Tax	1.50	1.35	2.85	2.10	4.77
	Tax adjustment for earlier years	(3.80)	-	(3.80)	-	(51.15)
8	Profit after Tax	250.08	186.39	471.65	363.00	801.45
9	Paid up Equity Share Capital	228.57	213.17	228.57	213.17	228.57
	(Face Value Rs. 10/- per Share)					
10	Reserves including Statutory Reserves excluding Revaluation Reserves					8,412.73
11	Earnings per share (On Net Profit)(* not annualised)					
	Basic (Rs.)	10.94 *	8.76 *	20.64 *	17.05*	37.20
	Diluted (Rs.)	10.67 *	8.50 *	20.06 *	16.60*	36.27
12	Aggregate of Public Share Holding -					
	No of Shares	146,501,662	149,219,586	146,501,662	149,219,586	149,803,562
	Percentage of Share holding	64.11	70.01	64.11	70.01	65.55

CHATURVEDI & SHAH
MUMBAI
CHARTERED ACCOUNTANTS

For Identification
Price Waterhouse

RELIANCE Energy
Anil Dhirubhai Ambani Group

RELIANCE ENERGY LIMITED

Registered Office: Reliance Energy Centre, Santa Cruz (East), Mumbai 400 055.

Website www.rel.co.in

Segment-wise revenue, results and capital employed

(Rs. in crore)

Particulars	Quarter ended		Half Year ended		Year ended
	30-09-2007	30-09-2006	30-09-2007	30-09-2006	31-03-2007 Audited
1 Segment Revenue					
Electrical Energy	1,275.99	915.98	2,574.58	1,850.02	3,741.79
- EPC and Contracts	287.09	503.00	626.86	745.18	2,094.56
- Others	-	0.10	0.02	0.27	0.27
	1,563.08	1,419.08	3,201.46	2,595.47	5,836.62
Less Inter Segment Revenue	-	-	-	0.30	0.30
Net Sales / Income from operations	1,563.08	1,419.08	3,201.46	2,595.17	5,836.32
- Unallocated Income	236.84	164.62	511.26	304.69	738.93
Total Sales / Income	1,799.92	1,583.70	3,712.72	2,899.86	6,575.25
2 Segment Results					
Profit before Tax and Interest from each segment :					
- Electrical Energy	151.72	104.05	240.61	237.01	323.49
- EPC and Contracts	33.48	23.31	50.72	38.44	122.62
- Others	(0.02)	(0.02)	(0.08)	(0.03)	0.01
Total	185.18	127.34	291.25	275.42	446.12
- Interest and Finance Expense	(85.43)	(67.05)	(154.72)	(112.98)	(250.32)
- Interest Income	121.86	152.25	267.43	300.36	599.98
- Other un-allocable Income net of expenditure	73.87	10.48	164.62	(43.07)	76.59
Profit before Tax	298.48	223.02	568.58	419.73	872.37
3 Capital Employed					
(Segment Assets - Segment Liabilities)					
- Electrical Energy	3,179.93	3,074.63	3,179.93	3,074.63	2,842.36
- EPC and Contracts	502.11	348.57	502.11	348.57	422.32
Others	1.73	2.00	1.73	2.00	1.81
- Unallocated Corporate Assets (net)	6,112.59	4,838.86	6,112.59	4,838.86	6,075.41
Total	9,796.36	8,264.06	9,796.36	8,264.06	9,341.90

CHATURVEDI & SHAH
CHARTERED ACCOUNTANTS
MUMBAI

For Identification
Price Waterhouse

year ended March 31, 2005 based on the Maharashtra Electricity Regulatory Commission (MERC) Order dated May 31, 2004. Pending final determination of the matter by Hon'ble Supreme Court, the Company has not accounted for the reduction of Rs. 15.60 crore in standby charges liability from Rs. 515.60 crore determined by MERC as well as interest amount payable by The Tata Power Company Limited (TPC) to the Company (@ 10% p.a. commencing from April 1, 2004 till the date of payment) as per Appellate Tribunal for Electricity Order dated December 20, 2006. As per the Supreme Court interim order dated February 7, 2007, TPC has furnished a bank guarantee for Rs. 227 crore and also deposited Rs. 227 crore with the Court which the Company has withdrawn and accounted as other liabilities pending final adjustment.

2. The Company had revalued its Plant and Machinery located at Dahanu during the financial year 2003-04 and the depreciation figures shown in the unaudited financial results are net of effect of revaluation since the corresponding amount is withdrawn from the Revaluation Reserve which does not have impact on profit for the quarter.

3. The Company has changed the accounting policy with effect from April 1, 2007, whereby the foreign exchange derivative instruments are revalued at fair values at reporting period end and any profit or loss arising on the revaluation is recognized in the Profit and Loss Account. Accordingly, an amount of Rs. 33.06 crore is charged for the half year and an amount of Rs. 49.61 crore is credited for the quarter ended September 30, 2007 to the Profit and Loss Account on revaluation of foreign exchange derivative instruments due to the change in the accounting policy.

4. Tax Liability has been provided on the basis of Minimum Alternate Tax calculations.

5. Reliance Power Limited, an associate company in which the Company holds 50% of equity capital, has filed a Draft Red Herring Prospectus with the Securities and Exchange Board of India on October 3, 2007 for its proposed Initial Public Offering of 130,00,00,000 equity shares of Rs. 2 each for cash at a premium to be decided through the book building process.

6. There was no exceptional/ extraordinary item during the quarter/ half year ended September 30, 2007.

7. Information on investor complaints pursuant to Clause 41 of the listing agreement for the quarter ended September 30, 2007: opening: Nil: additions: 214 disposals: 214 closing: Nil

8. The above results for the quarter ended September 30, 2007, have been subjected to a "Limited Review" by the auditors of the Company, as per the listing agreement entered into with the stock exchanges in India.

9. After review by the Audit Committee, the Board of Directors of the Company have approved the results at their meeting held on October 17, 2007.

10. Figures of the previous year / period have been regrouped / reclassified wherever considered necessary.

For and on behalf of the Board of Directors

Anil D. Ambani
Chairman

Place: Mumbai
Date: October 17, 2007

END

For Identification
Price Waterhouse